SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*


                             Harmony Holdings, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    41322310
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                                 (CUSIP Number)


                               Jill J. Theis, Esq.
                       Children's Broadcasting Corporation
                            5501 Excelsior Boulevard
                          Minneapolis, Minnesota 55416
                                 (612) 925-8840
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 29, 1999
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].










---------------------------
*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                         (Continued on following pages)



                              (Page 1 of 3 Pages)

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CUSIP No.  41322310                                                 13D                           Page  2   of  3  Pages
          ----------------------                                                                       ----    ---
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
1                  NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Children's Broadcasting Corporation
                   41-1663712
------------------ -----------------------------------------------------------------------------------------------------------------
2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                         (a)     [ ]
                                                                                                                         (b)     [ ]

------------------ -----------------------------------------------------------------------------------------------------------------
3                  SEC USE ONLY

------------------ -----------------------------------------------------------------------------------------------------------------
4                  SOURCE OF FUNDS*

------------------ -----------------------------------------------------------------------------------------------------------------
5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       [ ]

------------------ -----------------------------------------------------------------------------------------------------------------
6                  CITIZENSHIP OR PLACE OF ORGANIZATION

                   Minnesota

------------------ -----------------------------------------------------------------------------------------------------------------

                            7       SOLE VOTING POWER

                                    4,127,962

        NUMBER OF           ------- ------------------------------------------------------------------------------------------------
          SHARES
       BENEFICIALLY         8       SHARED VOTING POWER
         OWNED BY
           EACH                     0
        REPORTING
          PERSON            ------- ------------------------------------------------------------------------------------------------
           WITH
                            9       SOLE DISPOSITIVE POWER

                                    4,127,962

                            ------- ------------------------------------------------------------------------------------------------

                            10      SHARED DISPOSITIVE POWER

                                    0

------------------ -----------------------------------------------------------------------------------------------------------------
11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,127,962

------------------ -----------------------------------------------------------------------------------------------------------------
12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [ ]

------------------ -----------------------------------------------------------------------------------------------------------------
13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   55%

------------------ -----------------------------------------------------------------------------------------------------------------
14                 TYPE OF REPORTING PERSON*

                   CO

------------------ -----------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Children's Broadcasting Corporation (the "Company") hereby amends its statement on Schedule 13D (the "Schedule 13D") originally filed on July 31, 1997, and amended on September 23, 1997, September 30, 1997, October 1, 1997, July 2, 1998, July 17, 1998, November 23, 1998, April 19, 1999 and May 27, 1999
with respect to its beneficial ownership of shares of common stock, par value $0.01 per share ("Common Stock"), of Harmony Holdings, Inc., a Delaware corporation ("Harmony").

         Item 4 of the Schedule 13D is hereby amended and restated to read as follows:

Item 4:  Purpose of Transaction.

         The Company intends, indirectly or directly through Harmony, to further expand its television commercial production business and holdings through acquisitions and the hiring of creative talent. Such acquisitions could potentially involve an extraordinary corporate transaction, such as a merger between the Company and Harmony. The Company expects to have discussions with a special committee of the Board of Directors of Harmony during 1999 concerning a potential business combination. There can be no assurance that such a transaction will be consummated.

         The Company reserves the right to purchase additional shares of Common Stock of Harmony on the open market or through direct purchases from Harmony, if it deems such action to be in its best interests. The Company has also resolved to invest funds in Harmony, if necessary, to allow it to meet its working capital requirements through December 31, 1999. Such investment may take the form of loans or the purchase of Common Stock.

         Other than the information disclosed above, the Company does not presently have plans or proposals which relate to, or would result in, any of the matters listed in Paragraphs (a) through (j) of Item 4 of
         Schedule 13D.

SIGNATURE

         After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               Dated: June 29, 1999

                               CHILDREN'S BROADCASTING CORPORATION



                               By: /s/ Christopher T. Dahl
                                   ---------------------------------------------
                                       Christopher T. Dahl
                                       Chairman of the Board, President and
                                       Chief Executive Officer






                              (Page 3 of 3 Pages)